Exhibit 2

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2018

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF JUNE 30, 2018

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

	December 31,	June 30,
	2017	2018
	in USD thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	5,110	5,789
Short-term bank deposits	44,373	35,339
Prepaid expenses	307	1,231
Other receivables	586	438
Total current assets	50,376	42,797

NON-CURRENT ASSETS
Long-term prepaid expenses	61	63
Long-term investment	1,000	-
Property and equipment, net	2,505	2,318
Intangible assets, net	7,023	7,035
Total non-current assets	10,589	9,416
Total assets	60,965	52,213

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	93	93
Accounts payable and accruals:
Trade	5,516	4,128
Other	1,113	1,117
Total current liabilities	6,722	5,338
NON-CURRENT LIABILITIES
Long-term bank loan, net of current maturities	157	109
Warrants	1,205	580
Total non-current liabilities	1,362	689
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	8,084	6,027

EQUITY
Ordinary shares	2,836	2,920
Share premium	240,682	243,883
Capital reserve	10,337	11,343
Other comprehensive loss	(1,416)	(1,416)
Accumulated deficit	(199,558)	(210,544)
Total equity	52,881	46,186
Total liabilities and equity	60,965	52,213

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(UNAUDITED)

	Three months ended June 30,		Six months ended June 30,
	2017	2018	2017	2018
	in USD thousands		in USD thousands
RESEARCH AND DEVELOPMENT EXPENSES	(4,062)	(4,484)	(7,652)	(9,554)
SALES AND MARKETING EXPENSES	(288)	(360)	(969)	(844)
GENERAL AND ADMINISTRATIVE EXPENSES	(844)	(883)	(1,874)	(1,958)
OPERATING LOSS	(5,194)	(5,727)	(10,495)	(12,356)
NON-OPERATING INCOME (EXPENSES), NET	(4)	663	(9)	1,125
FINANCIAL INCOME	304	287	761	462
FINANCIAL EXPENSES	(3)	(11)	(9)	(217)

NET LOSS AND COMPREHENSIVE LOSS	(4,897)	(4,788)	(9,752)	(10,986)

	in USD		in USD
LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.05)	(0.05)	(0.13)	(0.10)

WEIGHTED AVERAGE NUMBER OF SHARES USED IN CALCULATION OF LOSS PER ORDINARY SHARE	94,487,470	106,630,704	76,571,351	106,524,332

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.

CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary	Share	Other Comprehensive	Capital	Accumulated
	shares	premium	loss	reserve	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2017	1,513	199,567	(1,416)	10,569	(175,206)	35,027
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2017:
Issuance of share capital, net	1,056	30,241	-	-	-	31,297
Employee stock options exercised	1	320	-	(321)	-	-
Employee stock options forfeited and expired	-	1,240	-	(1,240)	-	-
Share-based compensation	-	-	-	858	-	858
Comprehensive loss for the period	-	-	-	-	(9,752)	(9,752)
BALANCE AT JUNE 30, 2017	2,570	231,368	(1,416)	9,866	(184,958)	57,430

	Ordinary	Share	Other Comprehensive	Capital	Accumulated
	shares	premium	loss	reserve	deficit	Total
	in USD thousands
BALANCE AT JANUARY 1, 2018	2,836	240,682	(1,416)	10,337	(199,558)	52,881
CHANGES FOR SIX MONTHS ENDED JUNE 30, 2018:
Issuance of share capital, net	83	2,764	-	-	-	2,847
Employee stock options exercised	-	399	-	(399)	-	-
Employee stock options forfeited and expired	1	38	-	(39)	-	-
Share-based compensation	-	-	-	1,444	-	1,444
Comprehensive loss for the period	-	-	-	-	(10,986)	(10,986)
BALANCE AT JUNE 30, 2018	2,920	243,883	(1,416)	11,343	(210,544)	46,186

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.

CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30,
	2017	2018
	in USD thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(9,752)	(10,986)
Adjustments required to reflect net cash used in operating activities (see appendix below)	1,746	(2,054)
Net cash used in operating activities	(8,006)	(13,040)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(36,422)	(15,000)
Maturities of short-term deposits	24,233	24,385
Proceeds from realization of long-term investment	-	1,500
Purchase of property and equipment	(90)	(76)
Purchase of intangible assets	(3,721)	(37)
Net cash provided by (used in) investing activities	(16,000)	10,772

CASH FLOWS - FINANCING ACTIVITIES
Issuances of share capital, net	28,312	2,847
Repayments of bank loan	(47)	(47)
Net cash provided by financing activities	28,265	2,800

INCREASE IN CASH AND CASH EQUIVALENTS	4,259	532
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	2,469	5,110
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	218	147
CASH AND CASH EQUIVALENTS - END OF PERIOD	6,946	5,789

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.

APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

	Six months ended June 30,
	2017	2018
	in USD thousands

Adjustments required to reflect net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	250	288
Long-term prepaid expenses	(1)	(2)
Exchange differences on cash and cash equivalents	(218)	(147)
Gain on adjustment of warrants to fair value	-	(625)
Gain on realization of long-term investment	-	(500)
Share-based compensation	858	1,444
Interest and exchange rate differences on short-term deposits	(273)	(351)
Interest and linkage differences on bank loan	-	(1)
	616	106

Changes in operating asset and liability items:
Increase in prepaid expenses and other receivables	(623)	(776)
Increase (decrease) in accounts payable and accruals	1,753	(1,384)
	1,130	(2,160)
	1,746	(2,054)

Supplementary information on interest received in cash	258	377

Supplementary non-cash investment	2,985	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

BioLineRx Ltd.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1   –  GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”), headquartered in Modi’in, Israel, was incorporated and commenced operations in April 2003. BioLineRx and its subsidiaries (collectively, the “Company”) are engaged in the development of therapeutics, from pre-clinical development to advanced clinical trials, primarily in the fields of oncology and immunology.

In February 2007, BioLineRx listed its ordinary shares on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) have also been traded on the NASDAQ Capital Market.

In March 2017, the Company acquired Agalimmune Ltd. (“Agalimmune”), a privately-held company incorporated in the United Kingdom, with a focus on the field of immuno-oncology.

The Company has been engaged in drug development since its incorporation. Although the Company has generated significant revenues from a number of out-licensing transactions in the past, the Company cannot determine with reasonable certainty when and if it will have sustainable profits.

b.	Approval of financial statements

The condensed consolidated interim financial statements of the Company as of June 30, 2018, and for the three and six months then ended, were approved by the Board of Directors on August 7, 2018, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial Officer.

NOTE 2   –  BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of June 30, 2018 and for the three and six months then ended (the “interim financial statements”) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (“IAS 34”). These interim financial statements, which are unaudited, do not include all disclosures necessary for a fair statement of financial position, results of operations, and cash flows in conformity with International Financial Reporting Standards (“IFRS”). The condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2017 and for the year then ended and their accompanying notes, which have been prepared in accordance with IFRS. The results of operations for the three and six months ended June 30, 2018 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

BioLineRx Ltd.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 3   –  SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of these interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2017 and for the year then ended, except as follows: (i) IFRS No. 9, “Financial Instruments,” which was effective from January 1, 2018, did not have a material effect on the Company’s financial statements; (ii) IFRS No. 15, “Revenue from Contracts with Customers,” also effective from January 1, 2018, is not relevant to the Company’s financial statements because the Company does not have any revenues; (iii) IFRS No. 16, “Leases,” which is not yet in effect and which the Company has not adopted early, was disclosed in the 2017 annual financial statements. The Company is currently evaluating the potential effect of this new guidance on its consolidated financial statements.

NOTE 4   –  ISSUANCES OF SHARE CAPITAL AND WARRANTS

a.	At-the-market (“ATM”) sales agreement with BTIG

In October 2017, the Company entered into an at-the-market (“ATM”) sales agreement with BTIG, LLC (“BTIG”), pursuant to which the Company may, at its sole discretion, offer and sell through BTIG, acting as sales agent, ADSs having an aggregate offering price of up to $30.0 million throughout the period during which the ATM facility remains in effect. The Company will pay BTIG a commission of 3.0% of the gross proceeds from the sale of ADSs under the facility. From the effective date of the agreement through June 30, 2018, 3,880,210 ADSs were sold under the program for total net proceeds of approximately $3.9 million, leaving an available balance under the facility of approximately $26.0 million as of June 30, 2018.

b.	Direct placement of share capital and warrants to BVF

In July 2017, the Company completed a direct placement to BVF Partners L.P., its largest shareholder, for aggregate gross proceeds of $9.6 million. The placement consisted of 8,495,575 ADSs, Series A warrants to purchase an additional 2,973,451 ADSs and Series B warrants to purchase an additional 2,973,451 ADSs. The Series A warrants have an exercise price of $2.00 per ADS and are exercisable for a term of four years. The Series B warrants have an exercise price of $4.00 per ADS and are also exercisable for a term of four years. Net proceeds from the transaction were approximately $9.5 million, after deducting fees and expenses.

The warrants issued have been classified as a non-current financial liability due to a net settlement provision. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The fair value of the warrants is computed using the Black and Scholes option pricing model. The fair value of the warrants upon issuance was computed based on the then current price of an ADS, a risk-free interest rate of 1.66% and an average standard deviation of 57.8%. The fair value of the warrants as of June 30, 2018 was based on the then current price of an ADS, a risk-free interest rate of 2.63% and an average standard deviation of 53.8%.

BioLineRx Ltd.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5   –  SHAREHOLDERS’ EQUITY

 As of December 31, 2017 and June 30, 2018, share capital is composed of ordinary shares, as follows:

	Number of ordinary shares
	December 31,	June 30,
	2017	2018

Authorized share capital	250,000,000	250,000,000

Issued and paid-up share capital	105,063,437	108,029,516

	In USD and NIS
	December 31,	June 30,
	2017	2018

Authorized share capital (in NIS)	25,000,000	25,000,000

Issued and paid-up share capital (in NIS)	10,506,344	10,802,952

Issued and paid-up share capital (in USD)	2,836,139	2,919,910

NOTE 6   –  REALIZATION OF INVESTMENT IN JOINT VENTURE (iPharma)

In 2016, the Company established a joint venture with I-Bridge Capital, a Chinese venture capital fund focused on developing innovative therapies in China, with each party contributing initial seed capital to the venture of $1.0 million. The joint venture, named iPharma, focused on the development of innovative clinical and pre-clinical therapeutic candidates to serve the Chinese and global healthcare markets. In April 2018, the Company sold its holdings in the joint venture to I-Bridge Capital for cash consideration of $1.5 million. The gain of $0.5 million is included in non-operating income in the statement of comprehensive loss.